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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of July, 2006

                       Commission File Number: 001-04307

                               HUSKY ENERGY INC.
            (Exact name of registrant as specified in its charter)

            707 - 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

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On July 21, 2006,  Husky Energy Inc.  issued a press  release  announcing  its quarterly dividend for the three month period ended June 30, 2006 payable October 2, 2006. The press release is attached hereto as Exhibit A.




                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  July 21, 2006


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                                                                     EXHIBIT A
                                                                     ---------

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[GRAPHIC OMITTED]
HUSKY ENERGY INC.

                             N E W S

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                                                                 July 21, 2006

For immediate release


                   HUSKY ENERGY ANNOUNCES QUARTERLY DIVIDEND

CALGARY, ALBERTA - The Board of Directors of Husky Energy Inc. is pleased to declare a dividend for the second quarter of $0.50 (Canadian) per share on its common shares, payable on October 2, 2006 to shareholders of record at the close of business on August 25, 2006.

This second quarter dividend represents an increase of 100 percent over the first quarter dividend of $0.25 per share. The increased quarterly dividend allows shareholders to benefit directly from the strength of Husky's earnings and cash flows resulting from continuing high commodity prices and the successful execution of the White Rose oil development, offshore Newfoundland and Labrador.

The Board will continue to review the Company's dividend policy from time to time based on its sustainable earnings, financial position and growth prospects. With this increase in the regular dividend, the Board does not expect to declare a special dividend in 2006.

HUSKY ENERGY IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN STATEMENTS CONTAINED IN THIS NEWS RELEASE CONSTITUTE FORWARD LOOKING STATEMENTS OR INFORMATION (COLLECTIVELY, "FORWARD LOOKING STATEMENTS") WITHIN THE MEANING OF APPLICABLE SECURITIES LEGISLATION. THESE FORWARD LOOKING STATEMENTS RELATE TO FUTURE EVENTS OR HUSKY'S FUTURE PERFORMANCE. THE USE OF ANY OF THE WORDS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF OR ASSUMPTIONS AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS, AND IN THIS NEWS RELEASE INCLUDES REFERENCES TO SPECIAL DIVIDENDS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES (ACCESSIBLE THROUGH THE SEDAR WEBSITE WWW.SEDAR.COM AND THE EDGAR WEBSITE WWW.SEC.GOV) DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS DRILLING RESULTS, CHANGES IN BUSINESS PLANS AND POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS. EXCEPT AS REQUIRED BY LAW, HUSKY DISCLAIMS ANY INTENTION OR OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                                     -30-

For further information, please contact:

    Tanis Thacker
    Senior Analyst, Investor Relations
    Husky Energy Inc.
    (403) 298-6747





             707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
             T: (403) 298-6111  F: (403) 298-7464